VIA EDGAR

May 6, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
Mr. John Hartz,
Senior Assistant Chief Accountant
Washington, D.C. 20549-4631

Re:	Form 10-K for the year ended November 30, 2009 Form 10-K/A filed April 14, 2010 Form 10-Q for the period ended February 28, 2010 File No. 1-31643

Dear Mr. Hartz:

This letter is in response to your follow up letter of April 22, 2010 regarding CCA Industries, Inc. Form 10-K for the year ended November 30, 2009. The following is our response to your letter:

Form 10-K/A filed April 14, 2010

An amended 10-K will be filed to add the following language to the required certifications: “...and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)...”.

Form 10-Q for the period ended February 28, 2010

Future filings will include enhanced disclosures related to revenue recognition and intangibles as previously requested. Enhanced disclosures were made in Form 10-Q for the period ended February 28, 2010. Revisions were made to Note 3, Intangible Assets, explaining that intangible assets are reviewed on a quarterly basis for impairment. The management discussion and analysis was expanded to discuss revenue recognition, including returns, sales incentives and coupons.

Exhibits 31.1 and 31.2

Future filings will include revised certifications using the exact language required.

200 Murray Hill Parkway, East Rutherford, NJ 07073 • Phone 201-935-3232 • Fax 201-935-0675 • www.ccaindustries.com

Acknowledgements

In responding to your letter, the Company makes the following acknowledgements:

1.	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

3.
The Company may not assert staff comments as a defense in any proceedings initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact me.

Sincerely,

Stephen A. Heit
Chief Financial Officer